Form 51-102F3

Material Change Report

.

1. Name and Address of Company

HIGH 5 VENTURES INC. (formerly Kokomo Enterprises Inc. “Kokomo”)

Suite 1000, 1177 West Hastings St.

Vancouver, British Columbia V6E 2K3

(the “Company” or “High 5”)

2. Date of Material Change

January 7, 2013

3. News Release

News release was issued on January 10, 2013 and disseminated via Vancouver Stockwatch and Bay Street News (Market News Publishing) and filed on SEDAR pursuant to section 7.1 of National Instrument 51–102.

4. Summary of Material Change

Further to the Company’s News Release dated November 26, 2012, on January 10, 2013, the Company announced that it has closed the first tranche of the non-brokered private placement on January 7, 2013 and issued an aggregate of 755,000 units of the Company at $0.15 per unit for total proceeds to the Company of $113,250.

5. Full Description of Material Change

Please see attached News Release dated January 10, 2013 attached as Schedule “A”.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7. Omitted Information

No information has been omitted.

8. Executive Officer

Mr. Bedo H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-1519 ext. 6106.

9. Date of Report

This report is dated the 17th day of January, 2013.

Schedule “A”

NEWS RELEASE

Symbols: HHH - CNSX

HHHEF - OTCQB

High 5 closes first tranche of the Non-Brokered Private Placement

VANCOUVER, BRITISH COLUMBIA. January 10, 2013. High 5 Ventures Inc. [formerly Kokomo Enterprises Inc]. (the “Company” or “High 5”). Further to the Company’s News Release dated November 26 2012, the Company wishes to announce that it has closed the first tranche of the non-brokered private placement and it has issued an aggregate of 755,000 Units at $0.15 per Unit for total proceeds of $113,250. Each Unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.25 per common share until January 7, 2016. The Units issued have a hold period expiring on May 8, 2013.

Early Warning Requirement

Ms. Isabel A. Kalpakian (“Ms. Kalpakian”) announces that she has acquired, on a private placement basis, 685,000 units (the “Units”) of High 5 at the price of $0.15 per Unit, where each Unit consists of one common share of High 5 (the “Shares”) and one warrant (the “Warrants”) exercisable for three years to purchase one additional common share of High 5 at the price of $0.25 until January 7, 2016. After the acquisition of the Units, Ms. Kalpakian now owns 837,046 Shares representing 45% of the issued and outstanding common shares of High 5 as at January 10, 2013 and 685,000 Warrants representing 70.82% of the issued and outstanding Warrants of High 5 as at January 10, 2013. Including the shares to be acquired upon exercise of all of the Warrants by Ms. Kalpakian, Ms. Kalpakian would own 1,522,046 common shares representing 59.81% of the issued and outstanding common shares of High 5 as at January 10, 2013.

Ms. Kalpakian has acquired the High 5 securities for investment purposes and may acquire further common shares or dispose of her holdings of common shares of High 5 through the market, privately or otherwise, as circumstances or market conditions warrant.

A copy of the Early Warning Report filed with the applicable securities regulators regarding the transaction is available on SEDAR (www.sedar.com). A copy of the Early Warning Report and further information may also be obtained by contacting Ms. Kalpakian, at 604-681-1519.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.high5venturesinc.com or the CNSX’s website at the following direct link http://www.cnsx.ca/Page.asp?PageID=2013&AA_RecordID=222.

On Behalf of the Board,

High 5 Ventures Inc.

“Bedo H. Kalpakian”

Bedo H. Kalpakian

President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.

HIGH 5 VENTURES INC.

Suite 1000, 1177 West Hastings St.

Vancouver, BC V6E 2K3

Tel: 604 681 1519 Fax: 604 681-9428

www.high5venturesinc.com email: info@high5venturesinc.com